Exhibit 99.B(m)(1)(b)

EXHIBIT A

to the

DISTRIBUTION AND SERVICE PLAN

for the

CLASS A SHARES OF THE

VICTORY PORTFOLIOS II

As Amended May 21, 2015

The Class A Master Distribution Plan has been adopted with respect to the following Funds:

Name of Fund	Rate*
1. Victory Market Neutral Income Fund	0.25	%*
2. Victory US 500 Enhanced Volatility Wtd Index Fund	0.25	%*

* Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class A Shares.

Current as of December 4, 2019

VICTORY PORTFOLIOS II

By:	/s/ Christopher Dyer
Name: Christopher K. Dyer
Title: President

VICTORY CAPITAL ADVISERS, INC.

By:	/s/ Peter Scharich
Name: Peter Scharich
Title: President